

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2011

Via E-mail
Mr. Victor AbiJaoudi II
Chief Operating Officer
Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

     Re: **Incoming, Inc.**
            Form 10-K for Fiscal Year Ended November 30, 2009
            Filed on April 15, 2010
            Form 10-Q/A for the Fiscal Quarter Ended August 31, 2010
            Filed May 9, 2011
            Form 8-K/A filed May 2, 2011
            File No. 000-53616

Dear Mr. AbiJaoudi:

We have reviewed your amended filings and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comment(s).

Form 8-K/A, filed May 2, 2011

Exhibits

1.   We note your revised disclosure in response to comment two of our letter dated April 1, 2011 and we reissue the comment. We note that exhibits 3.1, 3.3, 4.1, 10.3, 10.4, 10.5 and 10.6 are in improper electronic format.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Erin Wilson at (202) 551-6047 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director